

June 10, 2010

Ms. Dunia A. Shive
Chief Executive Officer
Belo Corp.
P.O. Box 655237
Dallas, Texas 75265-5237

> **RE:** **Belo Corp.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 12, 2010**
>
> **Definitive Proxy Statement on Schedule 14-A**
> **Filed March 26, 2010**
> **File No. 001-08598**

Dear Ms. Shive:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

General

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Belo Corp. Stock Ownership, page 6

2. In future filings, to provide more meaningful disclosure, please revise the last two columns of the tables on pages 6 and 9 to show the percentage of combined voting

power held by each beneficial owner rather than the percentage of the combined number of outstanding Series A and Series B shares owned by each beneficial owner.

Corporate Governance, page 21

3. We note your disclosure on page 22 relating to the retention by the company of Mercer and its Marsh affiliates to provide services unrelated to executive compensation. We also note your disclosure on page 27 that the Compensation Committee adopted a pre-approval policy in December 2009 that requires the Committee or the Committee chair to pre-approve certain consulting services provided by the Committee's compensation consultant. In future filings, please disclose whether the decision to engage Mercer and its Marsh affiliates for these other services was made, or recommended, by management, and whether the Compensation Committee or the board approved such other services, as required by Item 407(e)(3)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director